UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission file number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 8.2, Exhibit 23.4 and Exhibit 23.5 to this current report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 of Noah Holdings Limited (File No. 333-265732), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

8.2	Opinion of Zhong Lun Law Firm regarding certain PRC law matters
23.4	Consent of Zhong Lun Law Firm (included in Exhibit 8.2)
23.5	Consent of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Qing Pan
Name: Qing Pan
Title: Chief Financial Officer

Date: June 29, 2022

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